As filed with the Securities and Exchange Commission on September 21, 2005

Registration No. 333-124182

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

To

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

C-COR INCORPORATED

(Exact name of registrant as specified in its charter)

Pennsylvania	24-0811591
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

(Address, including zip code, and

telephone number, including area code,

of registrant’s principal executive offices)

David A. Woodle

Chief Executive Officer, President and Chairman

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

(Name, address, including zip code, and

telephone number, including area code,

of agent for service)

Copies to:

Robert C. Gerlach, Esq.

Ballard Spahr Andrews & Ingersoll, LLP

1735 Market Street, 51st Floor

Philadelphia, Pennsylvania 19103

(215) 665-8500

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

C-COR Incorporated

$35,000,000 3½% Convertible Senior Unsecured Notes due 2009 issued on December 31, 2004

2,838,168 shares of Underlying Common Stock

4,499,998 shares of Common Stock

This prospectus relates to the offering by the selling securityholders named herein of $35,000,000 3½% Convertible Senior Unsecured Notes due 2009 issued on December 31, 2004 (the “Notes”) of C-COR Incorporated. In addition, this prospectus relates to the offering by the selling securityholders of up to 2,838,168 shares of our common stock, par value $.05 per share, issued or issuable upon conversion of the Notes, and up to 4,499,998 additional shares of common stock, par value $.05 per share (collectively, the “Common Stock” and, together with the Notes, the “Securities”).

The selling securityholders acquired the Notes and the 4,499,998 shares of common stock directly from us at the direction of nCUBE Corporation in a private placement transaction completed on December 31, 2004. Of these shares of common stock, 1,043,176 shares are being held in escrow. The selling securityholders will acquire up to 2,838,168 shares upon conversion of the Notes.

Interest on the Notes is payable semi-annually on June 30 and December 31 of each year. The Notes are convertible into shares of our common stock, at any time, at a conversion rate of 81.0905 shares per $1000 principal amount of the Note. The Notes are unsecured, senior obligations which will rank equal in payment to all other existing and future C-COR senior, unsecured indebtedness, including trade payables. The Notes will mature on December 31, 2009.

On any date on or after December 31, 2007, and prior to maturity, the Notes may be redeemed at our option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes, together with any accrued but unpaid interest up to, but not including, the date of redemption.

Our common stock is traded on the Nasdaq National Market under the symbol “CCBL.” On September 20, 2005, the last sale price of the common stock, as reported on the Nasdaq National Market, was $6.60 per share.

The selling securityholders, directly, through agents designated from time to time, or through brokers, dealers or underwriters to be designated, may sell the Securities from time to time at terms to be determined at the time of sale. The selling securityholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses. We will not receive any of the proceeds from sales of the Securities by the selling securityholders.

See “ Risk Factors” beginning on page 4 for a discussion of certain factors that should be considered by prospective investors in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the Notes and the shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Notes or the Common Stock. In this prospectus, references to “C-COR,” “we,” “us” and “our” refer to C-COR Incorporated and its subsidiaries.

SUMMARY

This summary highlights selected information from this prospectus and from documents incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the Notes or the shares of Common Stock. You should carefully read this prospectus and the documents incorporated by reference herein before making a decision about whether to invest in the Securities. You should pay particular attention to “Risk Factors” and our financial statements and the related notes incorporated by reference herein.

ABOUT C-COR INCORPORATED

We are a global provider of communications equipment, technical services and software solutions for two-way hybrid fiber coax broadband networks delivering video, voice and data. We operate through the following three business units:

•	C-COR Access and Transport is responsible for the development, production, integration, management, support and sale of our broadband network products, including advanced optical transport, radio frequency and digital video transport systems used in video, voice, and data applications.

•	C-COR Network Services provides technical services for engineering, design, and deployment of advanced applications over broadband networks. With regional offices throughout the United States, this group of professionals provides outsourced operational services, network design and engineering, network integration, outside plant and construction services, and consulting to a variety of customers.

•	C-COR Solutions is responsible for development, integration, management, implementation, support, and sale of video-on-demand systems, advertising insertions systems and our Integrated Services Management (ISM™) system, a modular suite of software applications designed for managing broadband networks and providing operational support.

Our principal customers include many of the largest cable operators in the United States, such as Adelphia Communications, Cablevision Systems, Charter Communications, Comcast Corporation, Cox Communications, Insight Communications, Mediacom Communications, and Time Warner Cable; a number of smaller domestic cable operators; and numerous international cable operators. These customers primarily operate hybrid fiber coax networks for delivering video, voice, and data services to homes and businesses. Our customer base also includes telephone companies and broadcasters who purchase digital video transport equipment, video-on-demand systems and software solutions.

CORPORATE INFORMATION

We were incorporated in Pennsylvania as a corporation on June 30, 1953. Our principal executive offices are located at 60 Decibel Road, State College, Pennsylvania 16801. Our telephone number is (814) 238-2461.

TRUSTEE

Wachovia Bank, National Association is the trustee for the Notes. Its principal executive offices are located at 123 South Broad Street, Mail Code 1249, Philadelphia, PA 19101. Its telephone number is (215) 670-6327.

SUMMARY DESCRIPTION OF THE NOTES AND COMMON STOCK

This summary description is intended to provide a brief overview of the key aspects of this offer. For a more complete description of the terms of this offer, please thoroughly review the remainder of this prospectus.

Notes

We issued $35,000,000 aggregate principal amount of the Notes on December 31, 2004, to the selling securityholders in a transaction that was exempt from the registration requirements imposed by the Securities Act of 1933.

Issuer	C-COR Incorporated.

Debt Securities offered	$35,000,000 principal amount of 3½% Convertible, Senior, Unsecured Notes due 2009 (the “Notes”).

Interest	Interest is payable at the rate of 3.5% per year on each June 30 and December 31 beginning on June 30, 2005.

Maturity date	December 31, 2009, unless earlier redeemed, repurchased or converted.

Conversion	The Notes are convertible into shares of our common stock at any time prior to maturity, redemption or repurchase at a conversion rate of 81.0905 shares of our common stock per $1,000 principal amount of the Notes, subject to certain adjustments which are described in more detail under “Description of Notes.” If a Note is called for redemption, the holder is entitled to convert it at any time before the close of business on the last business day prior to the redemption date.

Optional redemption	The Notes are redeemable, in whole or in part, at our option, on or after December 31, 2007, at a price equal to 100% of the principal amount of such holder’s Notes plus accrued and unpaid interest.

Change in Control	In the event of a Change in Control (as defined herein), you may require us to repurchase your Notes. Upon this repurchase, you shall receive the purchase price, which is described under “Description of Notes” and varies depending on the date of the repurchase and the price of our stock price at the time of repurchase, plus any interest accrued but unpaid to the date of the repurchase.

Ranking	The Notes are unsecured senior obligations that are equal in right of payment to all of our existing and future senior unsecured indebtedness, including trade payables, and senior in right of payment to our existing and future subordinated indebtedness. In addition, the Notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries. As of June 24, 2005, we had approximately $3 million of letters of credit issued under our $10 million revolving letter of credit facility and $762,000 principal balance on the Pennsylvania Industrial Development Authority borrowing, which is collaterized by certain property, plan and equipment. The indenture for the Notes does not limit our ability to incur additional indebtedness, senior or otherwise.

Use of Proceeds	We will not receive any proceeds from the sale of the Securities under this prospectus.

Trading	The Notes are currently eligible for trading in the PORTAL Market. Our common stock is traded on the Nasdaq National Market under the symbol “CCBL.”

Common Stock

Issuer	C-COR Incorporated.

Equity Securities Offered	2,838,168 shares of common stock, par value $.05 per share, issuable upon the conversion of the Notes, and an additional 4,499,998 shares of common stock that were issued to the selling securityholders in a private placement (collectively, the “Common Stock” and together with the Notes, the “Securities”). 1,043,176 of the shares of Common Stock are currently being held in escrow.

Listing	Our common stock currently trades on the Nasdaq National Market under the symbol “CCBL.”

Market Price	On September 20, 2005, the closing price per share of our common stock on the Nasdaq National Market was $6.60.

Dividends	We have never paid any dividends and have no present intention to pay any dividends in the foreseeable future.

Use of Proceeds	We will not receive any proceeds from the sale of the Securities under this prospectus.

RISK FACTORS

Before deciding to invest in our securities you should consider carefully the risks described below, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the Securities and Exchange Commission. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, may also adversely impact our business. If any of the risks described actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, we may not be able to pay interest on, or repay the principal of, the Notes, or the price of our securities could decline, and you may lose all or part of your investment.

Risks Related to C-COR

OUR BUSINESS IS DEPENDENT ON THE LEVEL OF CAPITAL SPENDING BY CABLE NETWORK OPERATORS.

Historically, most of our sales have been network access and transport equipment, services, and operations support systems to cable network operators in the United States and internationally. We expect this to continue for the foreseeable future. Demand for our offerings depends significantly upon the size and timing of capital spending by cable network operators for building and maintaining network infrastructures and for automated solutions for managing complex services delivered over their networks. We cannot accurately predict the patterns of cable network operators’ spending, but we believe that these patterns will continue to be affected in the near future by a variety of factors, including:

•	ongoing assessment by cable operators of capital spending requirements with the objective of balancing subscriber demand for advanced services with the financial market expectation of solid financial results and, in particular, an emphasis on generating positive cash flow and increasing revenue generated per subscriber;

•	the transition of most major domestic operations from large-scale network upgrades to more targeted capital investment tied to the roll-out of advanced services over small network segments;

•	timing of spending based on economic conditions in the international markets for network upgrades to support two-way capability for advanced video, voice, and data services; and

•	consolidation of cable equipment suppliers providing network products and services to global broadband operators.

OUR CUSTOMER BASE CONSISTS PRIMARILY OF A SMALL NUMBER OF CUSTOMERS IN A SINGLE INDUSTRY.

Most of our sales have been to relatively few customers. Sales to our ten largest customers accounted for approximately 58% of net sales in fiscal year 2005, 64% of net sales in fiscal year 2004, and 64% of net sales in fiscal year 2003. The loss of, or any reduction in orders from, a significant customer would harm our business.

In recent years, there has been significant consolidation of ownership of cable systems, particularly in the United States. As a result, we expect that the concentration of our sales among a limited number of customers will continue. Almost all of our sales are made on a purchase order basis (some of which may be governed by master agreements) and none of our customers have entered into long-term agreements requiring them to purchase our products. We expect that any further consolidation of our customer base may result in delays in receiving new orders or a reduction in the size of orders for our products which may harm our business.

WE COULD BE ADVERSELY AFFECTED BY THE SALE OF ADELPHIA COMMUNICATIONS.

Adelphia Communications is an important customer, accounting for 14% and 20% of our net sales in fiscal years 2005 and 2004, respectively. Adelphia Communications recently agreed to be acquired by Time Warner Cable and Comcast. Orders from Adelphia could be disrupted during a transition period. While Time Warner Cable and Comcast are both existing customers, we cannot predict the effect that the proposed sale of Adelphia will have on our future business.

WE COULD BE ADVERSELY AFFECTED IF BROADBAND COMMUNICATIONS DO NOT DEVELOP RAPIDLY.

Historically, sales of network access and transport equipment for hybrid fiber coax networks have represented the majority of our sales. Hybrid fiber coax networks can be used for high speed Internet access, telephony, video on demand and digital cable television. Demand for our products depends primarily on our customers’ desire and ability to upgrade their existing networks to offer high speed Internet access, telephony, video on demand and digital cable television, in addition to basic video service. There are, however, technologies that compete with hybrid fiber coax networks in providing high speed internet access, telephony, video on demand and digital cable television to end users such as direct broadcast satellite, digital subscriber line, and local multipoint distribution services. Improvements in a competing technology could result in significant price and/or performance advantages for that technology which, in turn, could reduce demand for our offerings.

It is difficult for us to accurately predict the future growth rate, size, and technological direction of the broadband communications market. As this market evolves, it is possible that hybrid fiber coax network operators, telephone companies, or other suppliers of broadband wireless and satellite services will decide to adopt alternative technologies or standards that are incompatible with our products. If we are unable to design, manufacture, and market offerings that incorporate or are compatible with these new technologies or standards, our business would suffer.

IF WE ARE UNABLE TO EFFECTIVELY COMPLETE THE INTEGRATION OF RECENT ACQUISITIONS OUR BUSINESS MAY BE ADVERSELY AFFECTED AND WE MAY NOT BE ABLE TO MEET INVESTORS EXPECTATIONS.

We have completed five acquisitions since May 2004 and are completing the integration of these acquisitions into our existing operations. We may encounter unforeseen difficulties associated with the integration including loss of key personnel, delays in migrating products to a common platform, delays in introducing planned product enhancements, or difficulties in executing system deliveries. Problems resulting from acquisition integration could adversely affect new orders that are expected from customers and cause revenue and net income to fall below investor expectations. In such event, our financial results and financial position could be adversely affected.

IF WE ARE UNABLE TO INCREASE OUR OPERATIONS SUPPORT SYSTEMS SOFTWARE REVENUE TO GENERATE ADEQUATE PROFITABILITY, OUR FINANCIAL RESULTS WOULD BE ADVERSELY AFFECTED.

Our ability to increase the revenue generated by our content management and operations support systems depends on many factors that are beyond our control. For example:

•	our customers may decide to continue to manage their networks by focusing on limited, individual elements of the network rather than managing their entire network integrity and service delivery processes using a suite of software application modules such as those offered by our Solutions group;

•	our customers may decide to use internally developed software tools to manage their networks rather than license software from us;

•	the software business is volatile and we may not be able to effectively utilize our resources and meet the needs of our customers if we are unable to forecast the future demands of such customers;

•	if our customers increase the amount of spending on automated network, service, and content management tools, new suppliers of these tools may enter the market and successfully capture market share; and

•	we may be unable to hire and retain enough qualified technical and management personnel to support our growth plans.

FLUCTUATIONS IN OUR SOFTWARE SALES MAY RESULT IN GREATER VOLATILITY IN OUR OPERATING RESULTS.

The level of our software sales are likely to fluctuate significantly quarter to quarter for the foreseeable future and introduce greater volatility to our operating results than has been typical in the past, when the main source of volatility was the high proportion of quick-turn equipment sales. The timing of revenue recognition on software and system sales is based on specific contract terms and, in certain cases, is dependent upon completion of certain activities and customer acceptance which are difficult to forecast accurately. Because the gross margins associated with software and systems sales are substantially higher than our average gross margins, fluctuations in quarterly software sales have a disproportionate effect on operating results and earnings per share and could result in our operating results falling short of the expectations of securities analysts and investors.

WE MAY BE UNABLE TO ACCURATELY FORECAST THE DEMAND LEVEL FOR OUR PRODUCTS IN THE LONG TERM.

The major domestic cable operators have upgraded their networks to enable two-way communications. While we expect to generate additional sales in the coming quarters from bandwidth expansion of domestic cable networks, as well as international cable network upgrades and from new product introductions, we cannot accurately forecast the level of demand for our products in the long term. We expect the future level of demand for our products to be heavily influenced by the penetration rates of such consumer offerings as video on demand, digital television, Internet, and telephony over hybrid fiber coax networks, which are beyond our control. In addition, we expect a higher proportion of our revenues to come from international customers in countries where the hybrid fiber coax networks are being upgraded to enable these services to be offered.

IF WE ARE UNABLE TO DESIGN, MANUFACTURE, AND MARKET NEW OFFERINGS IN A TIMELY MANNER, WE MAY NOT REMAIN COMPETITIVE.

The broadband communications market is characterized by continuing technological advancement, changes in customer requirements, and evolving industry standards. To compete successfully, we must design, manufacture, and market new products that provide increasingly higher levels of performance and reliability. Our inability to design, manufacture, and market these products or to achieve broad commercial acceptance of these products would have an adverse effect on our business.

WE MAY PURSUE ACQUISITIONS AND INVESTMENTS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

In the past we have made acquisitions of and investments in businesses, products, and technologies to complement or expand our business. While we have no plans for additional acquisitions in the near term, future acquisitions may occur. If we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition or integrate the acquired businesses, products, or technologies with our existing business and products. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, amortization expenses, and write downs of acquired assets.

IF WE ARE UNABLE TO RETAIN OUR KEY PERSONNEL OR RECRUIT ADDITIONAL KEY PERSONNEL IN THE FUTURE, WE MAY BE UNABLE TO EFFECTIVELY EXECUTE OUR BUSINESS STRATEGY.

Our success depends on our ability to hire, retain, and motivate highly qualified personnel. Competition for qualified technical and other personnel is intense, and we may not successfully attract or retain such personnel. Competitors and others in the past have recruited our employees and may do so in the future. We may lose key personnel from the recently completed acquisitions. While we require our employees to sign customary agreements concerning confidentiality and ownership of inventions, we generally do not have employment contracts or non-competition agreements with our personnel. If we lose any of our key personnel, are unable to attract qualified personnel, or are delayed in hiring required personnel, particularly engineers and other technical personnel, our business could be negatively affected.

OUR RELIANCE ON SEVERAL KEY COMPONENTS, SUBASSEMBLIES, AND MODULES USED IN OUR PRODUCTS COULD RESTRICT PRODUCTION.

We obtain many components, subassemblies, and modules for our products from a single supplier or a limited group of suppliers. Our reliance on single or limited suppliers, particularly foreign suppliers, and our increasing reliance on subcontractors, involves several risks. These risks include a potential inability to obtain an adequate supply of required components, subassemblies, or modules, and reduced control over pricing, quality, and timely delivery of these components, subassemblies, or modules. We do not generally maintain long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstances requiring us to seek alternative sources of supply could affect our ability to ship our products on a timely basis, which could damage our relationships with current and prospective customers and harm our business.

We generally maintain low inventory levels and do not make binding long-term commitments to suppliers. As a result, it may be difficult in the future to obtain components required for our products or to ramp up the volume of components, subassemblies, or modules if demand for our products increases. The lower level of commitments to our suppliers may also adversely affect our unit costs which are in many cases based upon volume discounts.

OUR ABILITY TO ACHIEVE OUR STRATEGIC OBJECTIVE OF DELIVERING A FULL RANGE OF NETWORK SERVICES WILL DEPEND UPON OUR ABILITY TO EFFECTIVELY MANAGE OUR SERVICE WORKFORCE.

Our provision of network services required by our customers across their operations depends upon our ability to hire, retain, motivate, and effectively manage a large service workforce. Our inability to maintain and effectively manage such personnel could affect our ability to meet our customer needs on a timely basis, which could damage our relationships with current customers and prevent us from achieving our strategic objective.

CHANGES IN INTERNATIONAL TRADE LAWS, REGULATIONS, OR THE POLITICAL CLIMATE IN MEXICO COULD HINDER OUR PRODUCTION CAPACITY.

A substantial amount of the products that we sell are made in our manufacturing facility in Tijuana, Mexico, where optical nodes and radio frequency amplifiers for the domestic market are manufactured. This operation is exposed to certain risks as a result of its location, including:

•	changes in international trade laws, such as the North American Free Trade Agreement, affecting our import and export activities;

•	changes in, or expiration of, the Mexican government’s Maquiladora program, which provides economic benefits to us;

•	changes in labor laws and regulations affecting our ability to hire and retain employees;

•	fluctuations of foreign currency and exchange controls;

•	potential political instability and changes in the Mexican government;

•	potential regulatory changes; and

•	general economic conditions in Mexico.

Any of these risks could interfere with the operation of this facility and result in reduced production, increased costs, or both. In the event that production capacity of this facility is reduced, we could fail to ship products on schedule and could face a reduction in future orders from dissatisfied customers. If our costs to operate this facility increase, our margins would decrease. Reduced shipments and margins would have an adverse effect on our financial results.

CHANGES IN THE REGULATORY, POLITICAL, AND ECONOMIC ENVIRONMENTS IN EUROPE AND ASIA COULD ADVERSELY AFFECT OUR ENGINEERING AND DEVELOPMENT AND OUR SALES AND ADMINISTRATIVE SUPPORT OPERATIONS IN VARIOUS COUNTRIES IN WHICH WE HAVE INTERNATIONAL OPERATIONS.

We have operations in India, Austria, The Netherlands, Spain, Portugal, the United Kingdom, France, Germany, Australia, and China. These operations include software development, engineering, sales, and administrative activities that support the delivery of localized versions of products and services in Europe and Asia. These facilities and operations are subject to certain risks as a result of their location, including:

•	changes in international trade laws that could affect doing business in the European Common Market;

•	changes in labor laws and regulations affecting our ability to hire and retain employees;

•	potential political instability and changes in the government;

•	potential regulatory changes;

•	potential changes in tax structures and rates;

•	foreign currency fluctuations; and

•	general economic conditions in Europe, Asia, and Australia.

OUR COMPETITORS, SOME OF WHOM ARE LARGER AND MORE ESTABLISHED, MAY HAVE A COMPETITIVE ADVANTAGE OVER US.

The market for network transmission equipment, content and operations management systems, and services is extremely competitive and is characterized by rapid technological change. Our current competitors include significantly larger companies with greater financial, technical, marketing, and other resources. Additional competition could come from new entrants in our markets. These existing and potential competitors may be in a better position to withstand a significant reduction in capital spending by cable network operators and to keep pace with changes in technology. We cannot assure that we will be able to compete successfully in the future or that competition will not harm our business.

Competitive pressures are likely to increase in the current capital spending environment as our competitors attempt to maintain revenue levels by increasing market share. This may result in increased price competition that could adversely affect our margins. Also, it could result in consolidation among our competitors which would have an unpredictable effect on our competitive position.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO SECURE ADEQUATE FUNDS ON TERMS ACCEPTABLE TO US.

We have recently incurred operating losses that resulted in negative cash flow from operations and may do so in the future. We currently anticipate that our existing capital resources, including available cash, will be sufficient to meet our operating needs for the next 12 to 18 months. If our cash flows are less than expected, we may need to borrow or raise additional funds sooner to respond to unforeseen technological or marketing hurdles, satisfy unforeseen liabilities, or take advantage of unanticipated opportunities. A future acquisition could require significant amounts of capital. We may not be able to obtain funds at the time or times needed on terms acceptable to us, or at all. If we are unable to obtain adequate funds on acceptable terms, we may not be able to take advantage of market opportunities, develop new products, or otherwise respond to competitive pressures. We may also need to borrow or raise additional funds to pay the principal of our 3.5% senior unsecured convertible notes (the “Notes”) which mature on December 31, 2009. We may need to refinance all or a portion of our indebtedness under the Notes on or before maturity. We may not be able to refinance the Notes, if necessary, on commercially reasonable terms or at all.

IF OUR SALES FORECASTS ARE NOT REALIZED IN A GIVEN PERIOD OR IF OUR OPERATING RESULTS FLUCTUATE IN ANY GIVEN QUARTER, OUR STOCK PRICE MAY FALL.

While we receive periodic forecasts from our customers as to their future requirements, these forecasts may not accurately reflect future purchase orders for our products. Sales of equipment are typically based on purchase orders and a substantial proportion of equipment sales are quick-turn orders that are received and fulfilled in the same quarter. Revenue recognition of software and system sales is based on specific contract terms and, in certain cases, is dependent upon completion of certain activities and customer acceptance which are difficult to forecast accurately. In addition, the sales cycles of many of our products, particularly our software products and our newer products sold internationally, are typically unpredictable and usually involve:

•	a significant technical evaluation by our customers;

•	a commitment of capital and other resources by network operators;

•	delays associated with network operators’ internal procedures to approve large capital expenditures;

•	time required to engineer the deployment of new technologies or services within broadband networks; and

•	testing and acceptance of new technologies that affect key operations.

For these and other reasons, our sales cycles generally last three to six months, but can last up to 12 months.

In addition, because a limited number of large customers account for a significant portion of our sales, the timing of their orders can cause significant fluctuation in our quarterly operating results. A substantial portion of our expenses are fixed in the short term and are based on expected sales and if sales are below expectations in any given quarter, the negative impact on our operating results may be increased if we are unable to adjust our spending to compensate for the lower sales. Accordingly, variations in the timing of sales can cause significant fluctuation in our quarterly operating results and may result in a decline in the price of our common stock.

WE MAY BE HARMED IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, PATENT APPLICATIONS AND NON-EXCLUSIVE LICENSES FOR UNITED STATES PATENTS.

We intend to continue to file patent applications in the future, where we believe appropriate, and to pursue such applications with United States and foreign patent authorities, but we cannot be sure that patents will be issued on such applications or that our patents will not be contested. Also, because issuance of a valid patent does not prevent other companies from using alternative, non-infringing technology, we cannot be sure that any of our patents will provide significant commercial protection. We also rely on trade secrets, technical know-how, copyright, and other unpatented proprietary information relating to our product development and manufacturing activities. We try to protect this information with confidentiality agreements with our employees and other parties. We cannot be sure that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

Particular aspects of our technology could be found to infringe on the claims of other existing or future patents. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business which could prevent us from developing new products. We cannot predict the extent to which we may be required to seek licenses, or the extent to which they will be available to us on acceptable terms, if at all.

WE MAY EXPERIENCE INCREASES IN OUR TAX EXPENSE AS WE BECOME MORE PROFITABLE.

We have a substantial amount of net operating loss carryforwards that are being utilized. In fiscal year 2003, we established a full valuation allowance against our deferred tax assets in most jurisdictions as the operating losses realized in fiscal years 2001 through 2003 raised doubts about our ability to utilize those deferred tax assets in the future. As a result, our operating cash flow, reported net income (loss), and earnings (loss) per share reflect a relatively low effective tax rate. If we generate taxable income in a jurisdiction on a consistent basis for multiple consecutive quarters, we might eliminate or reduce the deferred tax asset valuation allowance for that jurisdiction which will have the effect of increasing the amount of income tax expense recorded in the future and decreasing the reported net income and earnings per share.

WE MAY INCUR SIGNIFICANT LIABILITIES IF WE FAIL TO COMPLY WITH STRINGENT ENVIRONMENTAL REGULATIONS OR IF WE DID NOT COMPLY WITH THESE REGULATIONS IN THE PAST.

We are subject to a variety of Federal, state, and local governmental regulations related to the use, storage, discharge, and disposal of toxic or otherwise hazardous chemicals used in our manufacturing process. Although we believe that our activities conform to environmental regulations, the failure to comply with present or future regulations could result in fines being imposed on us, suspension of production, or a cessation of operations. We cannot assure that we have not in the past violated applicable laws or regulations which could result in required remediation or other liabilities.

IF WE ARE UNABLE TO COMPLY WITH SARBANES-OXLEY ACT SECTION 404 (“SECTION 404”) WE MAY BE ADVERSELY IMPACTED.

Section 404 of Sarbanes-Oxley requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and assess on an on-going basis, the design and operating effectiveness of our internal control structure and procedures for financial reporting. Our independent registered public accounting firm is required to attest and audit both the design and operating effectiveness of our internal controls and management’s assessment of the design and the effectiveness of its internal controls. Although no known material weaknesses exist at this time, it is possible that material weaknesses may be found in the future. If we are unable to remediate the weaknesses, the independent registered public accounting firm would be required to issue an adverse opinion on our internal controls. It is uncertain what impact an adverse opinion would have upon our stock price.

For additional information on risks and uncertainties, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 7. of our Annual Report on Form 10-K for the fiscal year ended June 24, 2005.

Risks Related To The Notes

AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR THE NOTES.

The Notes are currently designated for trading on the Private Offerings, Resales and Trading through Automated Linkages, or The PORTAL, market. Any Notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTAL Market. We do not intend to list the Notes on any securities exchange or include them in any other automated quotation system. As a result, we cannot assure you that any market for the Notes will develop or, if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could be materially adversely affected or you may not be able to sell your Notes quickly.

WE MAY NOT HAVE SUFFICIENT FUNDS TO PURCHASE THE NOTES UPON THE REPURCHASE EVENT.

We may not have the funds necessary to repurchase the Notes at the option of the holders upon a change in control. If a change of control were to occur, we may not have sufficient funds to pay the purchase price for all tendered Notes, or restrictions in our outstanding debt may not allow those purchases. We are only obligated to offer to repurchase the Notes upon a change of control, as specified in the indenture. There may be other events that could hurt our financial condition that would not entitle you to have your Notes repurchased by us.

Risks Related to Our Common Stock

CONVERSION OF THE NOTES WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING SHAREHOLDERS.

The conversion of the Notes into common shares of C-COR will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon conversion of the Notes could adversely affect prevailing market prices of C-COR’s common shares. In addition, the existence of the Notes may encourage short selling by market participants due to this dilution or facilitate trading strategies involving the Notes and C-COR’s common shares all of which could have an adverse impact on the market price of the notes and the shares issuable upon conversion of the Notes.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock has fluctuated widely in the past and is likely to fluctuate in the future. Factors affecting our stock price may include:

•	market conditions in the industry;

•	changes in earnings estimates by analysts;

•	variations in operating results from quarter to quarter; and

•	general economic conditions.

IF YOU HOLD NOTES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

If you hold Notes, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your Notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

ISSUANCE OF OUR COMMON STOCK WILL RESULT IN DILUTION TO OUR SHAREHOLDERS.

Ownership of our common stock will be subject to dilution as a result of the issuance of additional shares of common stock. We have the right to issue, at the discretion of our board of directors, shares other than those to be issued in this offering, upon such terms and conditions and at such prices as our board of directors may establish.

OUR CHARTER DOCUMENTS AND PENNSYLVANIA LAW CONTAIN PROVISIONS THAT MAY DISCOURAGE A TAKEOVER, WHICH COULD LIMIT THE PRICE INVESTORS MIGHT BE WILLING TO PAY IN THE FUTURE FOR OUR COMMON STOCK.

Provisions of our articles of incorporation and our bylaws may have the effect of delaying or preventing an acquisition, a merger in which we are not the surviving company, or changes in our management. In addition, because we are incorporated in Pennsylvania, we are governed by the provisions of the Pennsylvania Business Corporation Law. These provisions may restrict the ability of certain persons or entities to acquire control of us through a business combination, such as a merger, consolidation or share exchange. These restrictions could limit the price that investors might be willing to pay in the future for our common stock.

YOU SHOULD NOT EXPECT TO RECEIVE DIVIDENDS FROM US.

We have not paid cash dividends on our common stock in the past, nor do we expect to pay dividends on our common stock for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our businesses.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the Securities and Exchange Commission (“SEC”) which we have referenced under “Where You Can Find More Information” below contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements include, among others, statements regarding our ability to effectively integrate the operations of recently acquired businesses, our ability to expand our product offerings, cable network operators’ need to substantially increase their investment in high quality services, reduced demand for telecommunications equipment and broadcast arrangement services, the current slowdown in network upgrade activity and the level of future network upgrade activity, global demand for our products and services, and statements relating to our business strategy. Forward-looking statements represent our judgment regarding future events. Although we believe we have a reasonable basis for these forward-looking statements, we cannot guarantee their accuracy and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which we are not aware. Factors which could cause actual results to differ from expectations include, among others, capital spending patterns of the communications industry, our ability to develop new and enhanced products, continued industry consolidation, the development of competing technology and our ability to achieve our strategic objectives. We urge you to consider the risks and uncertainties discussed under “Risk Factors” above and in the other documents filed with the SEC in evaluating our forward-looking statements. We have no plans to update our forward-looking statements to reflect events or circumstances after the date of this prospectus.

OUR BUSINESS

We are a global provider of communications equipment, technical services and software solutions for two-way hybrid fiber coax broadband networks delivering video, voice and data. We operate through the following three business units:

•	C-COR Access and Transport is responsible for the development, production, integration, management, support and sale of our broadband network products, including advanced optical transport, radio frequency and digital video transport systems used in video, voice, and data applications.

•	C-COR Network Services provides technical services for engineering, design, and deployment of advanced applications over broadband networks. With regional offices throughout the United States, this group of professionals provides outsourced operational services, network design and engineering, network integration, outside plant and construction services, and consulting to a variety of customers.

•	C-COR Solutions is responsible for development, integration, management, implementation, support, and sale of video-on-demand systems, advertising insertions systems and our Integrated Services Management (ISM™) system, a modular suite of software applications designed for managing broadband networks and providing operational support.

Our principal customers include many of the largest cable operators in the United States, such as Adelphia Communications, Cablevision Systems, Charter Communications, Comcast Corporation, Cox Communications, Insight Communications, Mediacom Communications, and Time Warner Cable; a

number of smaller domestic cable operators; and numerous international cable operators. These customers primarily operate hybrid fiber coax networks for delivering video, voice, and data services to homes and businesses. Our customer base also includes telephone companies and broadcasters who purchase digital video transport equipment, video-on-demand systems and software solutions.

CORPORATE INFORMATION

We were incorporated in Pennsylvania as a corporation on June 30, 1953. Our principal executive offices are located at 60 Decibel Road, State College, Pennsylvania 16801. Our telephone number is (814) 238-2461.

MARKET FOR OUR COMMON STOCK

Our common stock trades on the Nasdaq National Market under the symbol “CCBL.” The following table sets forth the high and low closing prices for our common stock for the periods indicated.

	High	Low
Fiscal Year 2004
First Quarter	$7.60	$4.55
Second Quarter	12.47	6.13
Third Quarter	18.63	11.10
Fourth Quarter	15.31	8.00

Fiscal Year 2005
First Quarter	$10.30	$6.82
Second Quarter	9.50	6.95
Third Quarter	9.56	6.09
Fourth Quarter	7.39	5.74

Fiscal Year 2006
First Quarter (through September 20, 2005)	$8.66	$6.49

The sale prices shown above reflect prices between dealers and do not include retail markups or markdowns or commissions and may not necessarily reflect actual transactions.

As of September 14, 2005, there were approximately 643 registered holders of our common stock. On September 20, 2005, the last reported sale price of our common stock was $6.60.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by any selling securityholder of the Notes or the Common Stock offered under this Prospectus.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 100,000,000 shares of common stock, $0.05 par value per share, and 2,000,000 shares of preferred stock, no par value per share. The following description of our capital stock is subject to and qualified in its entirety by our articles of incorporation and bylaws, each as amended and restated, and by the provisions of applicable Pennsylvania law.

Common Stock

As of September 14, 2005, there were 47,860,305 shares of common stock outstanding. These shares were held of record by approximately 643 shareholders. Our common stock is traded on the NASDAQ National Market under the symbol “CCBL.”

Each holder of common stock is entitled to one vote for each share owned of record on all matters submitted to the vote of shareholders, subject to any voting rights of holders of preferred stock that may be issued in the future. We have three classes of directors which have staggered terms of three years. Subject to preferences that may be applicable to any preferred stock that may be issued in the future and the restrictions on payment of dividends imposed by our credit facilities and other agreements, the holders of common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available and will be entitled, after payment of all prior claims, to receive, on a pro rata basis, all of our assets upon liquidation, dissolution or winding up. The common stock is not redeemable and does not have any conversion rights. Holders of shares of common stock generally have no preemptive rights to maintain their respective percentage of ownership in future offers and sales of stock. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of any preferred stock which we may issue in the future which could have priority with respect to dividends and liquidation distributions. We have never paid dividends on our common stock and have no current plans to do so.

Anti-Takeover

We have the following provisions in our articles of incorporation or bylaws which could be viewed as having anti-takeover effects: (a) a provision requiring advance notice for shareholder nominations of directors, (b) a staggered Board of Directors, (c) “blank check” preferred stock, (d) removal of directors only for cause, (e) no shareholder action by partial written consent and (f) a supermajority (66 2/3%) vote required to approve certain transactions between us and an “interested shareholder.” In addition, in 1999, our Board of Directors adopted a shareholder rights plan which provided a dividend distribution of one preferred share purchase right for each outstanding share of our common stock payable September 9, 1999 to shareholders of record on August 30, 1999. Each purchase right entitles shareholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $150.00. The description and terms of the rights are set forth in a Rights Agreement dated as of August 17, 1999 as the same may be amended from time to time, between us and American Stock Transfer and Trust Co., as rights agent. Generally, the rights will be exercisable if a person or group hereafter acquires or commences a tender offer or exchange offer for 20% or more of our common stock and shares of preferred stock purchasable upon exercise of the rights will be entitled to a preferential quarterly dividend, voting rights and a stipulated return in the event of any merger or similar transaction. If we are acquired after a person or group becomes an “Acquiring Person” (as defined in the rights plan), each right will entitle its holder to purchase, at the right’s exercise price, a number of shares of common stock of the acquiring person or group having a market value at that time of twice the right’s exercise price. The rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover.

The Pennsylvania Business Corporation Law contains certain provisions applicable to us that restrict the ability of a person or entity to acquire control of a Pennsylvania corporation through a business combination, such as a merger, consolidation or share exchange, or through the acquisition of shares constituting at least 20% of the votes that can be cast in the election of directors of the, corporation. In general, these provisions operate, under certain circumstances, to (i) disenfranchise certain shares owned by a person or group that acquires voting power over 20%, 33 1/2% or 50% or more of the voting shares of the corporation that are designated as control shares, unless the voting rights of such shares are restored by shareholder vote, (ii) permit a corporation to redeem control shares at their then fair market value (iii) require a person or group that acquires or announces an intention to acquire 20% or more of the voting power of the corporation’s securities during certain specified time periods to give notice to each shareholder and the court and (iv) give shareholders of the corporation the right to receive the fair value of their shares in cash from a person or group that has acquired 20% of the voting power of the corporation.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF NOTES

We issued the Notes under an indenture dated December 31, 2004 between C-COR and Wachovia Bank, National Association, as Notes trustee. The following summarizes the material provisions of the Notes and the Notes indenture. This summary is subject to and is qualified by reference to all the provisions of the Notes and the Notes indenture.

GENERAL

The Notes represent general unsecured senior obligations of ours. The Notes are convertible into common stock as described below under the subheading “—Conversion of the Notes.” The Notes have an aggregate principal amount of $35,000,000, and mature on December 31, 2009, unless earlier redeemed at our option, repurchased at the option of the note holder upon a change in control, or converted to common stock. The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities or the incurrence of debt by us or any of our subsidiaries.

The Notes bear interest from the issue date at the annual rate of 3.5%, payable semi-annually on June 30 and December 31, commencing on June 30, 2005, to holders of record at the close of business on the preceding June 15 and December 15, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

We will maintain an office where the Notes may be presented for registration, transfer, exchange, presentation for payment, redemption or conversion. Initially, this is an office or agency of the trustee.

DELIVERY OF GLOBAL NOTE; BOOK-ENTRY FORM

The Notes have been issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

A recipient of Notes pursuant to this offering will receive a beneficial interest in an unrestricted global note. The global note has been deposited with, or on behalf of, The Depository Trust Company (“DTC”), and registered in the name of Cede & Co. (“Cede”) as DTC’s nominee. Upon issuance of the global note, DTC credited, on its book-entry registration and transfer systems, the respective principal amounts of the Notes represented by that global note to the accounts of institutions or persons, commonly known as participants, that have accounts with DTC or its nominee. Ownership of beneficial interests in the global note is limited to participants or persons that may hold beneficial interests through participants. Except as set forth below, the record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Payment of interest on and the redemption and repurchase price of the global note will be made to Cede as registered owner of the global note, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of us, the trustee or any paying agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We have been informed by DTC that, with respect to any payment of interest on, or the redemption or repurchase price of, the global note, DTC’s practice is, upon receipt of payment, to credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of persons who hold interests through them and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Neither us nor the trustee (or any registrar, paying agent or conversion agent under the indenture) has responsibility for the performance of DTC or its participants or persons who hold interests through the participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the Notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934 (the “Exchange Act”). DTC holds the notes that its participants deposit with DTC. DTC also facilitates the settlement among participants of note transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of note certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, we will cause the Notes to be issued in definitive form in exchange for the global note.

CONVERSION OF THE NOTES

You may, at your option, convert your Notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion rate of 81.0905 shares of common stock per $1,000 of Notes, subject to adjustment upon certain events. You may convert the principal amount of your Note, or any portion thereof which is a multiple of $1,000. The conversion price is subject to adjustment as described below. If the Notes are called for redemption, your conversion rights on the Notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your Notes for repurchase after a repurchase event, you may convert your Notes until the close of business on the business day immediately preceding the repurchase date.

Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any common stock issued. A holder of Notes at the close of business on a record date will be entitled to receive the interest payable on such Notes on the corresponding interest payment date. However, Notes surrendered for conversion during the period from the close of business on a record date to the close of business on the business day preceding the next succeeding interest payment date must be accompanied by funds equal to the interest payable on such interest payment date on the principal amount so converted; provided, however, that no such payment need be made to the extent of any overdue interest.

We are not required to issue fractional shares of common stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the common stock on the last business day immediately preceding the date on which the Notes are deemed to have been converted.

The conversion rate will be adjusted if:

(1)	we dividend or distribute shares of our common stock to all holders of our common stock;

(2)	we issue rights or warrants to all holders of our common stock to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the daily closing sale prices per share of our common stock for the ten consecutive trading days selected by us commencing not more than 30 days before and ending not later than the earlier of, the date of determination or the day before the “ex” date with respect to the issuance requiring such computation immediately prior to the date in question;

(3)	we subdivide or combine our common stock;

(4)	we dividend or distribute to all holders of our common stock capital stock or evidences of our indebtedness or assets, including securities, but excluding:

•	rights or warrants referred to in (2) above or to be exercised in connection with certain trigger events;

•	dividends and distributions paid exclusively in cash; or

•	dividends and distributions referred to in (1) above;

(5)	we make a dividend or distribution consisting exclusively of cash to all holders of our common stock; or

(6)	the purchase of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries involves consideration per share of common stock that exceeds the closing sale price of a share of our common stock on the trading day next succeeding the last time tenders or exchanges may be made pursuant to such tender or exchange offer.

If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each Note then outstanding will, without the consent of the holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

Pursuant to our shareholders’ rights plan, the holders of Notes will receive the rights upon conversion of the Notes, whether or not these rights were separated from the common stock prior to conversion.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price.

No adjustment in the conversion rate will be required unless it would result in a change in the conversion rate of at least one percent. Any such adjustment not made will be taken into account in subsequent adjustments.

We may from time to time to the extent permitted by law, increase the conversion rate by any amount for any period of at least 20 days, in which case we shall give at least 15 days’ prior notice of such increase, if our board of directors has made a determination that such increase would be in our best interests, which determination shall be conclusive. We may, at our option, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. In certain circumstances we may be required by the Nasdaq Marketplace Rules to obtain stockholder approval prior to increasing the conversion rate.

OPTIONAL REDEMPTION

On any date on or after December 31, 2007, the Notes may be redeemed at our option on at least 30 but not more than 60 days’ notice, in whole or in part from time to time, at a price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

If fewer than all the Notes are to be redeemed, the trustee will select the Notes or portions thereof of the global note or the Notes in certificated form to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, on a pro rata basis. If a portion of a holder’s Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. If any note is to be redeemed in part only, a new note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued.

No “sinking fund” is provided for the Notes, which means that the indenture does not require us to redeem or retire the Notes periodically. We may not redeem the Notes if there is a default under the indenture. See “—Events of Default and Remedies.”

CHANGE IN CONTROL

A “Change in Control” shall be deemed to have occurred at the time, after the original issuance of the Notes, if:

1.	any person or group of persons (within the meaning of Sections 13(d) or 14(a) of the Exchange Act) shall have acquired beneficial ownership of (within the meaning of Rule 13d-3 promulgated by the SEC under the Exchange Act) 50% or more of our voting capital stock;

2.	any consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

•	any transaction (i) that does not result in any reclassification, conversion, exchange or cancellation of our outstanding shares of the capital stock and (ii) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

•	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

•	all of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the Change in Control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the Change in Control, and as a result of such transaction or transactions the Securities become convertible solely into such common stock, or

3.	within a period of twelve consecutive calendar months, individuals who were our directors on the first day of such period (together with any new directors whose election to the board of directors, or whose nomination for election, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) shall cease to constitute a majority of our board of directors.

REPURCHASE

Upon the occurrence of a change in control, each holder of Notes shall have the right to require us to repurchase such holder’s Notes in whole or in part in integral multiples of $1,000, pursuant to an offer (the “Change in Control Offer”) made in accordance with the procedures described below and the other provisions in the indenture at the following repurchase prices (expressed as a percentage of the principal amount of the Notes to be redeemed), together with accrued interest to (but excluding) the date of repurchase:

Stock Price on Repurchase Date	Repurchase Date December 31,
	2004	2005	2006	2007	2008
$9.2721	100.0%	100.0%	100.0%	100.0%	100.0%
$10.00	104.3%	102.6%	100.4%	100.0%	100.0%
$11.00	110.6%	108.3%	105.3%	101.3%	102.0%
$12.00	116.9%	114.4%	110.8%	104.4%	104.6%
$13.00	118.2%	115.4%	110.2%	102.8%	102.8%
$14.00	117.0%	113.9%	109.6%	100.8%	100.8%
$15.00	116.0%	112.7%	108.3%	100.2%	100.2%
$20.00	112.7%	109.1%	104.8%	100.0%	100.0%
$25.00	111.0%	107.5%	103.8%	100.0%	100.0%
$30.00	110.1%	106.8%	103.5%	100.0%	100.0%
$35.00	109.6%	106.5%	103.4%	100.0%	100.0%

The repurchase prices are based upon an interest rate of 3.5%, a price per share of our common stock of $9.2721, which is the volume-weighted average price per share of our common stock on the Nasdaq National Market System for the ten consecutive trading days immediately preceding December 30, 2004, and a conversion rate that results in a conversion price of $12.3319.

The actual stock price and repurchase date may not be set forth on the table, in which case:

•	If the actual stock price on the repurchase date is between two stock prices on the table or the actual repurchase date is between two repurchase dates on the table, the repurchase price will be determined by a straight-line interpolation between the repurchase prices set forth for the two stock prices and the two repurchase dates on the table based on a 365-day year, if applicable.

•	If the stock price on the repurchase date exceeds $35.00 per share (subject to adjustment described below), the repurchase price will be 100% of the principal amount of the Notes.

•	if the stock price on the repurchase date is less than $9.2721 per share (subject to adjustment described below), the repurchase price will be 100% of the principal amount of the Notes.

The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate so adjusted.

Within 30 days following any change in control, we shall send to the trustee and to each holder of Notes or within 15 days following any change in control we shall cause the trustee to send to each holder of Notes, by first-class mail, postage prepaid, at such holder’s address appearing in the note register, a notice stating, among other things, that (1) a description of the circumstances constituting the change in control, (2) the repurchase date, which shall be 30 days from the date such notice is mailed (or if such day is not a business day then the next succeeding business day), (3) the date by which the repurchase right must be exercised, (4) the repurchase price, (5) on the repurchase date, the repurchase price and accrued interest (if any) will become due and payable and that interest shall cease to accrue, (6) the conversion rate then in effect and the date on which the right to convert will terminate and (7) certain other procedures that a holder of Notes must follow to accept a Change in Control Offer or to withdraw such acceptance.

We will comply, to the extent applicable, with the requirements of Rule 13e-4 and Rule 14e-1 promulgated under the Exchange Act and other securities laws or regulations, to the extent such laws are applicable, in connection with the repurchase of the Notes as described above.

Our indebtedness contains prohibitions of certain events which would constitute a change in control. Moreover, the exercise by the holders of Notes of their right to require us to purchase the Notes could cause a default under such indebtedness, even if the change in control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of Notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

MERGER, CONSOLIDATION AND SALE OF ASSETS

We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

•	either (A) we are the surviving entity, or (B) the resulting surviving or transferee entity is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and expressly assumes in writing all of our obligations under the Notes and the indenture; and

•	no event of default under the indenture and no event that, after notice or lapse of time or both, would become an event of default, will have happened and be continuing.

RANKING

The Notes are our unsecured senior obligations ranking:

•	equal in right of payment to all of our existing and future senior unsecured indebtedness, including trade payables; and

•	senior in right of payment to any of the Registrant’s existing and future subordinated indebtedness.

In addition, the Notes are effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

EVENTS OF DEFAULT AND REMEDIES

An Event of Default is defined in the indenture as being, among other things:

•	default in payment of any installment of interest on the Notes which continues for a period of 30 days;

•	default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption, upon repurchase, by acceleration or otherwise;

•	default in our obligation to convert any Notes following the exercise by a holder of Notes of the right to convert such Notes into common stock;

•	default in our obligation to provide notice upon the occurrence of a change in control;

•	our failure to observe or perform any other covenants or agreements in the Notes or the indenture which continues for a period of 60 days after the date on which we receive written notice of such failure from the trustee or holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	our failure to pay at maturity or a default that results in the acceleration of maturity of any indebtedness of us or any of our significant subsidiaries in an aggregate amount of $20,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is provided by the lender; or

•	certain events involving bankruptcy, insolvency or reorganization of the Company.

The indenture provides that if an Event of Default (other than an Event of Default with respect to certain events, including bankruptcy, insolvency or reorganization of the Company) shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately. If an Event of Default involving our bankruptcy, insolvency or reorganization occurs, the principal of all the Notes and the interest accrued thereon shall be immediately and automatically due and payable without further action. However, if we pay or deposit with the trustee a sum sufficient to pay all matured installments of interest on all Notes and the principal and premiums, if any, on all Notes that have become due other than by acceleration and certain expenses and fees of the trustee and if all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) shall have been cured or waived and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of the Notes then outstanding.

The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture. The indenture provides that, subject to the duty of the trustee following an Event of Default to act with the required standard of care, the trustee will not be under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the trustee receives satisfactory indemnity against any associated costs, liability or expense.

SATISFACTION AND DISCHARGE

When we deliver all of the authenticated Notes (other than any Notes that have been destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) that have not been previously canceled or converted to the trustee for cancellation or all the Notes not theretofore canceled, converted or delivered to the trustee for cancellation or conversion shall have become due and payable, and we deposit with the trustee, in trust, funds sufficient to pay all of the Notes (other than any Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Notes shall have been authenticated and delivered) not theretofore canceled, converted or delivered to the trustee for cancellation or conversion, including principal and premium, if any, and interest due, and if we have paid or caused to be paid all other sums payable under the indenture payable by us, then the indenture shall cease to be of further effect (except as to (1) rights of holders of the Notes to receive payments of principal of and premium, if any, and interest on, the Notes and the other rights, duties and obligations of holders of the Notes, as beneficiaries hereof with respect to the amounts, if any, so deposited with the trustee and (2) the rights, obligations and immunities of the trustee), and the trustee shall execute proper instruments acknowledging satisfaction of and discharge of the indenture.

MODIFICATIONS OF THE INDENTURE

We and the trustee may amend or supplement the indenture without notice to or consent of any holder in certain events, such as to make provision for certain conversion rights of holders of the Notes, to require us to provide any property or asset as security for the Notes, to evidence the succession of another entity to us and the assumption by such entity of our obligations under the indenture, to require us to comply with additional covenants or restrictions, to provide for the issuance of Notes in coupon form, to correct or supplement any inconsistent or deficient provision in the indenture, to comply with the provisions of the Trust Indenture Act of 1939, to appoint a successor trustee or to make any change that does not materially adversely affect the rights of the noteholders.

The indenture contains provisions permitting us and the trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall, without the consent of the holder of each note affected:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time of payment of interest on any note;

•	reduce the principal amount or any premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note upon a repurchase event;

•	impair any holder’s right to institute suit for the payment of any note;

•	change the currency in which any note is payable;

•	impair the right to convert the Notes or reduce the number of shares of common stock receivable upon conversion; or

•	reduce the percentage required for quorum and voting or the percentage required to direct proceedings related to events of default under the indenture or to consent to modifications and amendments of the indenture.

CONCERNING THE TRUSTEE

We have appointed the trustee as the initial paying agent, conversion agent, registrar and custodian for the Notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of Notes or us, it must eliminate the conflict or resign.

SELLING SECURITYHOLDERS

We are registering for offer and sale by the selling securityholders:

•	up to $35,000,000 Notes,

•	up to 2,838,168 shares of our common stock issuable upon the conversion of the Notes, and

•	up to 4,499,998 shares of our common stock.

Based on the information provided to us by the selling shareholders, the following table sets forth ownership regarding the shares held by the selling securityholders.

Name of Selling Securityholder	Principal Amount of Notes Owned Prior to the Offering	Principal Amount of Notes Owned Prior to the Offering and Offered Hereby	Percent of Notes due 2009 Owned After the Offering(1)	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares of Common Stock Offered Hereby		Percent of Common Stock Beneficially Owned After the Offering (1)
Tako Ventures LLC (4)	$17,500,000	$17,500,000	0%	3,669,083	(2)	3,669,083	(2)	0%
Lawrence Ellison Revocable Trust U/D/D 12/8/95 (5)	$17,500,000	$17,500,000	0%	3,669,083	(3)	3,669,083	(3)	0%

TOTAL	$35,000,000	$35,000,000	0%	7,338,166		7,338,166		0%

(1)	Percentage ownership is based on up to $35,000,000 in aggregate principal amount of 3 1/2% Convertible Senior Unsecured Notes due 2009 and 47,860,305 shares of common stock outstanding on September 14, 2005 and assumes all Notes that may be offered hereunder are sold.

(2)	Includes 1,419,084 shares issuable upon conversion of the Notes. Of the remaining shares, 521,588 are being held by an escrow agent in connection with our acquisition of nCUBE Corporation and will be issued to the selling securityholders upon the occurrence of certain conditions.

(3)	Includes 1,419,084 shares issuable upon conversion of the Notes. Of the remaining shares, 521,588 are being held by an escrow agent in connection with our acquisition of nCUBE Corporation and will be issued to the selling securityholders upon the occurrence of certain conditions.

(4)	Lawrence J. Ellison has voting and dispositive power over the securities owned by Tako Ventures LLC.

(5)	Lawrence J. Ellison has voting and dispositive power over the securities owned by the Lawrence Ellison Revocable Trust U/D/D 12/8/95.

Material Relationships and Transactions.

The Notes and Common Stock offered for resale under this prospectus were issued in connection with C-COR’s acquisition of the business of nCUBE Corporation on December 31, 2004. Of the shares of common stock, 3,456,822 shares were issued to the selling securityholders on December 31, 2004 and 1,043,176 were issued to an escrow agent for the benefit of the selling securityholders.

We are registering the Notes and Common Stock for resale because we are required to do so by the Member Interest Purchase Agreement in which C-COR acquired certain assets of nCUBE Corporation.

Tako Ventures LLC, one of the selling securityholders, is managed directly by its members, Cephalopod Corporation and Lawrence Investments, LLC. Lawrence Investments, LLC is managed directly by its members, which are the Lawrence Ellison Revocable Trust U/D/D 12/8/95, Philip B. Simon and Steven B. Fink. Mr. Fink is the Chief Executive Officer of Lawrence Investments. On January 19, 2005, Mr. Fink was elected to the board of directors of C-COR. There is no contractual or other arrangement between us and any of the selling securityholders (or other persons who manage, own or control the selling securityholders) with respect to the election of Mr. Fink to our board of directors.

PLAN OF DISTRIBUTION

Subject to certain limitations on sales or other transfers agreed to by us and certain of the selling securityholders that are described below, the Securities being offered by the selling securityholders or their respective pledgees, donees, transferees or other successors in interest, may be sold from time to time in one or more transactions, which may involve block transactions:

•	on the Nasdaq National Market or on such other market on which the common stock may from time to time be trading;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on the shares;

•	to cover short sales and other hedging transactions made after the date that the registration statement of which this prospectus is a part was declared effective by the SEC; or

•	any combination thereof.

The sale price to the public may be:

•	the market price prevailing at the time of sale;

•	a price related to such prevailing market price;

•	a negotiated price; or

•	such other price as the selling securityholders determine from time to time.

The Securities may also be sold pursuant to Rule 144 and Rule 144A under the Securities Act, as permitted by those rules. The selling securityholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of Securities if they deem the purchase price to be unsatisfactory at any particular time.

The selling securityholders or their respective pledgees, donees, transferees or other successors in interest may also sell the Securities directly to market makers acting as principals or broker-dealers acting as agents for themselves or their customers. These broker-dealers may be compensated with discounts, concessions or commissions from the selling securityholders or the purchasers of Securities for whom such broker-dealers may act as agents or to whom they sell as principal or both. The compensation as to a particular broker-dealer might be greater than customary commissions. Market makers and block purchasers purchasing the Securities will do so for their own account and at their own risk. The selling securityholders may sell shares of common stock in block transactions to market makers or other purchasers at a price per share, which may be below the then market price.

The selling securityholders cannot assure that all or any of the Notes or Common Stock offered in this prospectus will be issued to, or sold by, the selling securityholders.

The selling securityholders are subject to lock up agreements for the Common Stock for one year starting on December 18, 2004 and cannot sell the Common Stock without the prior written consent of the Company for that period of time.

Because the selling securityholders and any brokers, dealers or agents, upon effecting the sale of any of the Securities offered in this prospectus, may potentially be deemed “underwriters” as that term is defined under the Securities Act, the Exchange Act, or the rules and regulations under such acts, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of the Securities may be deemed to be underwriting compensation.

The Securities will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other persons participating in the sale or distribution of the Securities will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the Securities by, the selling securityholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the Securities.

The Member Interest Purchase Agreement includes a registration rights section for the benefit of the holders of the Notes to register their Notes and the underlying Common Stock under federal and state securities laws. The Member Interest Purchase Agreement provides that we and the selling securityholders will indemnify each other and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of the Notes and the underlying Common Stock. We will bear all costs, expenses and fees in connection with the registration of the Securities. The selling securityholders will bear all commissions and discounts, if any, attributable to the sales of the Securities. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the Securities offered by this prospectus will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and schedule of C-COR Incorporated as of June 24, 2005 and June 25, 2004, and for each of the fiscal years in the three-year period ended June 24, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of June 24, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, proxy statements, and other information at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering:

(1) our Annual Report on Form 10-K for the fiscal year ended June 24, 2005;

(2) our Current Report on Form 8-K filed August 26, 2005;

(3) the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 27, 1982 (as amended by Form 8-A/A filed with the SEC on July 3, 1990); and

(4) the description of our Series A Junior Participating Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC under the Exchange Act on August 30, 1999.

Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to William T. Hanelly, Chief Financial Officer, Secretary and Treasurer, 60 Decibel Road, State College, PA 16801 or (814) 238-2461.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement, which shall be borne by us. All of the expenses listed below, except the SEC registration fee, represent estimates only.

Estimated
SEC registration fee	$7,441
Printing and engraving expenses	$1,200
Accounting fees and expenses	$15,000
Legal fees and expenses	$15,000
Miscellaneous fees and expenses	$1,359

Total	$40,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We have the following provisions in our articles of incorporation or bylaws which could be viewed as having anti-takeover effects: (a) a provision requiring advance notice for shareholder nominations of directors, (b) a staggered Board of Directors, (c) “blank check” preferred stock, (d) removal of directors only for cause, (e) no shareholder action by partial written consent and (f) a supermajority (66 2/3%) vote required to approve certain transactions between us and an “interested shareholder.” In addition, on August 17, 1999, our Board of Directors adopted a shareholder rights plan which provided a dividend distribution of one preferred share purchase right for each outstanding share of our common stock payable September 9, 1999 to shareholders of record on August 30, 1999. Each purchase right entitles shareholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $150.00. The description and terms of the rights are set forth in a Rights Agreement dated as of August 17, 1999 as the same may be amended from time to time, between us and American Stock Transfer and Trust Co., as rights agent. Generally, the rights will be exercisable if a person or group hereafter acquires or commences a tender offer or exchange offer for 20% or more of our common stock and shares of preferred stock purchasable upon exercise of the rights will be entitled to a preferential quarterly dividend, voting rights and a stipulated return in the event of any merger or similar transaction. If we are acquired after a person or group becomes an “Acquiring Person” (as defined in the rights plan), each right will entitle its holder to purchase, at the right’s exercise price, a number of shares of common stock of the acquiring person or group having a market value at that time of twice the right’s exercise price. The rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover.

The Pennsylvania Business Corporation Law contains certain provisions applicable to us that restrict the ability of a person or entity to acquire control of a Pennsylvania corporation through a business combination, such as a merger, consolidation or share exchange, or through the acquisition of shares constituting at least 20% of the votes that can be cast in the election of directors of the, corporation. In general, these provisions operate, under certain circumstances, to (i) disenfranchise certain shares owned by a person or group that acquires voting power over 20%, 33 1/2% or 50% or more of the voting shares of the corporation that are designated as control shares, unless the voting rights of such shares are restored by shareholder vote, (ii) permit a corporation to redeem control shares at their then fair market value (iii) require a person or group that acquires or announces an intention to acquire 20% or more of the voting power of the corporation’s securities during certain specified time periods to give notice to each shareholder and the court and (iv) give shareholders of the corporation the right to receive the fair value of their shares in cash from a person or group that has acquired 20% of the voting power of the corporation.

We maintain directors’ and officers’ liability insurance with respect to those claims described above in customary amounts.

The foregoing summaries are necessarily subject to the complete text of the relevant document or statute.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description

2.1	Member Interest Purchase Agreement by and among C-COR Incorporated, Broadband Management Solutions, LLC, nCUBE Corporation and nCUBE SUB, LLC dated as of October 20, 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 10-Q for the quarter ended September 24, 2004).

2.2	Amendment to Member Interest Purchase Agreement by and among C-COR Incorporated, Broadband Management Solutions, LLC, nCUBE Corporation and nCUBE SUB, LLC dated as of December 30, 2004 (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K dated December 30, 2004 and filed January 6, 2005).

4.1	Indenture, dated as of December 31, 2004, between C-COR Incorporated and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K dated December 30, 2004 and filed January 6, 2005).

4.2	Form of 3.5% Convertible Senior Unsecured Notes due 2009 (incorporated by reference to Exhibit A of Exhibit 4.1).

4.3	Amended and Restated Articles of Incorporation of Registrant (the “Articles of Incorporation”) filed with the Secretary of State of the Commonwealth of Pennsylvania on February 19, 1981 (incorporated by reference to Exhibit (3)(a) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.4	Amendment to the Articles of Incorporation of Registrant filed with the Secretary of State of the Commonwealth of Pennsylvania on November 14, 1986 (incorporated by reference to Exhibit (3)(b) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.5	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on September 21, 1995 (incorporated by reference to Exhibit (3)(c) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.6	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on July 9, 1999 (incorporated by reference to Exhibit (3)(d) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.7	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on October 20, 1999 (incorporated by reference to Exhibit (3)(f) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.8	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on December 22, 1999 (incorporated by reference to Exhibit (3)(g) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.9	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on June 26, 2004 (incorporated by reference to Exhibit (3)(h) to the Registrant’s Form 10-K for the fiscal year ended June 25, 2004).

4.10	Bylaws of Registrant, as amended through September 22, 2000 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended September 29, 2000)

4.11	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-8 Registration Statement, File No. 333-49826).

4.12	Rights Agreement, dated as of August 17, 1999, between C-COR.net Corp. and American Stock Transfer and Trust Co., as Rights Agent, including the Form of Statement with Respect to Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by Reference to Registrant’s Form 8-K filed on August 30, 1999).

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.**

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).**

23.2	Consent of KPMG LLP.*

24.1	Power of Attorney (included on signature page).**

25.1	Form of Statement of Eligibility of Trustee.**

*	Filed Herewith

**	Previously Filed

ITEM 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or control person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We undertake:

(1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and/or

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

We hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of State College, Commonwealth of Pennsylvania, on September 21, 2005.

C-COR INCORPORATED

By:	/s/ DAVID A. WOODLE
David A. Woodle Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* David A. Woodle	President and Chief Executive Officer (principal executive officer)	September 21, 2005

/s/ WILLIAM T. HANELLY William T. Hanelly	Chief Financial Officer, Secretary and Treasurer (principal financial officer)	September 21, 2005

* Joseph E. Zavacky	Controller and Assistant Secretary (principal accounting officer)	September 21, 2005

* Lance T. Shaner	Director	September 21, 2005

* James J. Tietjen	Director	September 21, 2005

* Michael J. Farrell	Director	September 21, 2005

* Anthony A. Ibargüen	Director	September 21, 2005

* Rodney M. Royse	Director	September 21, 2005

* John J. Omlor	Director	September 21, 2005

* I.N. Rendall Harper, Jr.	Director	September 21, 2005

* James E. Carnes	Director	September 21, 2005

* Steven B. Fink	Director	September 21, 2005

*By:	/s/ WILLIAM T. HANELLY, as Attorney-in-Fact
William T. Hanelly, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

2.1	Member Interest Purchase Agreement by and among C-COR Incorporated, Broadband Management Solutions, LLC, nCUBE Corporation and nCUBE SUB, LLC dated as of October 20, 2004 (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 10-Q for the quarter ended September 24, 2004).

2.2	Amendment to Member Interest Purchase Agreement by and among C-COR Incorporated, Broadband Management Solutions, LLC, nCUBE Corporation and nCUBE SUB, LLC dated as of December 30, 2004 (incorporated by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K dated December 30, 2004 and filed January 6, 2005).

4.1	Indenture, dated as of December 31, 2004, between C-COR Incorporated and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K dated December 30, 2004 and filed January 6, 2005).

4.2	Form of 3.5% Convertible Senior Unsecured Notes due 2009 (incorporated by reference to Exhibit A of Exhibit 4.1).

4.3	Amended and Restated Articles of Incorporation of Registrant (the “Articles of Incorporation”) filed with the Secretary of State of the Commonwealth of Pennsylvania on February 19, 1981 (incorporated by reference to Exhibit (3)(a) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.4	Amendment to the Articles of Incorporation of Registrant filed with the Secretary of State of the Commonwealth of Pennsylvania on November 14, 1986 (incorporated by reference to Exhibit (3)(b) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.5	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on September 21, 1995 (incorporated by reference to Exhibit (3)(c) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.6	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on July 9, 1999 (incorporated by reference to Exhibit (3)(d) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.7	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on October 20, 1999 (incorporated by reference to Exhibit (3)(f) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.8	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on December 22, 1999 (incorporated by reference to Exhibit (3)(g) to Registrant’s Form 10-Q for the quarter ended December 24, 1999).

4.9	Amendment to the Articles of Incorporation filed with the Secretary of State of the Commonwealth of Pennsylvania on June 26, 2004 (incorporated by reference to Exhibit (3)(h) to the Registrant’s Form 10-K for the fiscal year ended June 25, 2004).

4.10	Bylaws of Registrant, as amended through September 22, 2000 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended September 29, 2000)

4.11	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Form S-8 Registration Statement, File No. 333-49826).

4.12	Rights Agreement, dated as of August 17, 1999, between C-COR.net Corp. and American Stock Transfer and Trust Co., as Rights Agent, including the Form of Statement with Respect to Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by Reference to Registrant’s Form 8-K filed on August 30, 1999).

5.1	Opinion of Ballard Spahr Andrews & Ingersoll, LLP.**

12.1	Statement re: Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).**

23.2	Consent of KPMG LLP.*

24.1	Power of Attorney (included on signature page).**

25.1	Form of Statement of Eligibility of Trustee.**

*	Filed Herewith

**	Previously Filed